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                           October 18, 2022

       Kang Sun
       Chief Executive Officer
       Amprius Technologies, Inc.
       1180 Page Avenue
       Fremont, California 94538

                                                        Re: Amprius
Technologies, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 30,
2022
                                                            File No. 333-267691

       Dear Kang Sun:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed September 30, 2022

       General

   1. We note your registration statement on Form S-1 (File No. 333-267683) is currently under review and that we
issued comments on October 18, 2022. To the extent applicable, please make the changes we
have requested in our other comment letter to this registration statement as well.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 Kang Sun
Amprius Technologies, Inc.
October 18, 2022
Page 2

statement.

       Please contact Erin Donahue at 202-551-6063 or Erin Purnell at 202-551-3454 with any questions.



FirstName LastNameKang Sun                               Sincerely,
Comapany NameAmprius Technologies, Inc.
                                                         Division of
Corporation Finance
October 18, 2022 Page 2                                  Office of
Manufacturing
FirstName LastName